Exhibit 99.1

Press Release

Silicon Motion Completes Sale of FCI to Dialog Semiconductor

TAIPEI, Taiwan and MILPITAS, Calif., May 31, 2019 — Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion”), a global leader in NAND flash controllers for solid state storage devices, today announced that it has completed the sale of FCI, its Mobile Communications product line, to Dialog Semiconductor Plc.

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMC+UFS devices, which are found in smartphones, PCs and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com